UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                           CERTIFICATE
Exelon Corporation                                              OF
File No. 70-9693                                           NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

          Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's merger, financing and investment orders. This certificate reports activity in File No. 70-9693 for the period April 1, 2003 through June 30, 2003. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit A for Glossary of Defined Terms

1. Order - A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority.

        Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the December 8, 2000 Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At June 30, 2003, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,806 million, and accordingly, at June 30, 2003, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $1,194 million. At June 30, 2003, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under PUHCA) was $2,150 million.

2. Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the Requested EWG/FUCO Authority.

        Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, certain information concerning the aggregate investment by EWG/FUCO Project.

3. Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the quarter.

        On May 29, 2003, Exelon Fossil Holdings, Inc., a wholly owned subsidiary of Exelon Generation, issued an irrevocable call notice for the 35.2% interest in Sithe Energies, Inc. owned by Apollo Energy, LLC and the 14.9% interest owned by subsidiaries of Marubeni Corporation. The total call price will be based on the terms of the existing Put and Call Agreement among the parties, which we estimate will be approximately $650 million. The payment of the call is anticipated to occur in the fourth quarter of 2003. See Exelon Corporation Form 8-K filed on May 29, 2003.

4.      Order - Analysis of the growth in  consolidated  retained  earnings that
        segregates   total   earnings   growth  of  EWGs  and  FUCOs  from  that
        attributable to other subsidiaries of Exelon.

        Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, total earnings growth by EWG and FUCO project in the second quarter, 2003.

5. Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of that quarter.

        Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ended June 30, 2003.

6. Order - Consolidated capitalization ratios of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

        At June 30, 2003, Exelon's consolidated capitalization ratio was: debt 64%, common equity 34%, and preferred securities of subsidiaries of 2%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

7.      Order - A table  showing,  as of the end of the quarter,  the dollar and
        percentage   components  of  the  capital   structure  of  Exelon  on  a
        consolidated basis and of each Utility Subsidiary.

        Capital Structure of Exelon and its utility subsidiaries as of June 30, 2003 are as follows (in millions, except percentage data):



                           Exelon     PECO      ComEd     Genco    PEPCO      SPCO    SECO     ComEd
                                                                                               Indiana

    Debt1
    -----
    Amount                 $15,857    $5,664    $6,453    $3,134

    Percentage             64%        85%       51%       49%

    Common Equity
    -------------
    Amount                 $8,378     $755      $5,823    $3,302   $141       $132    $(6)     $12

    Percentage             34%        11%       46%       51%      100%       100%    100%     100%

    Preferred
    ---------
    Securities
    ----------

    Amount                 $610       $265      $351

    Percentage             2%         4%        3%


-----------------------------
1 See definition under Item 6.

8.      Order - The market-to-book ratio of Exelon's common stock.

        At June 30, 2003, the market-to-book  ratio of Exelon's common stock was
        2.33 to 1.

9. Order - The sale of any common stock or preferred securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale.

        During the second quarter of 2003, 1,558,307 shares of common stock were issued under various employee stock purchase and compensation plans with a price range of $46.10 to $57.30 per share. The average price for the period was $47.45 per share.

10. Order - The total number of shares of Exelon common stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

        Exelon granted 24,600 stock options in the second quarter of 2003 at an average exercise price of $53.81 per share.

11. Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

        Exelon did not transfer any common stock to a seller of securities of a company being acquired during the second quarter of 2003.

12. Order - If a guarantee is issued by Exelon, Genco or a Subsidiary where such guaranty is not exempt under Rule 52 during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.


       ---------------------------------- ------------------------------ -----------------------------------
             Name of Sub / Purpose                   Amount                             Term
       ---------------------------------- ------------------------------ -----------------------------------
       Exelon Generation                           $24,312,531                       12 months
        - Energy trading
       ---------------------------------- ------------------------------ -----------------------------------


13. Order - The amount and terms of any Exelon indebtedness issued during the quarter.

        Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the second quarter. Daily balances ranged from $315 million to $716 million at an average interest rate of 1.36%.

14. Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter.

        A. Overnight commercial paper issued through Bank One on behalf of PECO during the second quarter. Daily balances ranged from $117 million to $555 million at an average interest rate of 1.29%.

        B. Overnight commercial paper issued through Chase Manhattan Bank on behalf of ComEd during the second quarter. Daily balances ranged from $-0- to $35 million at an average interest rate of 1.37%.

        C. Contributions to and loans from the Utility Money Pool: The activity below reflects a contribution to the money pool by ComEd of Indiana and a loan to ComEd.

Exelon Utility Money Pool
For the Period April 1, 2003 through June 30, 2003

ComEd of Indiana invested surplus funds in the Utility Money Pool during the fourth quarter of 2001 and the first quarter of 2002 and ComEd borrowed such funds. The activity below reflects the interest expense charged ComEd and the interest income earned by ComEd of Indiana during the second quarter of 2003. Interest is based on J.P. Morgan's money market account.



                                                           ComEd         ComEd of Indiana
                      Daily            Applied        Interest Expense     Interest Income
      Date           Balance        Interest Rate         Accrual              Accrual


 1-Apr-03 $          20,500,000             1.19%       $     678          $     678

 2-Apr-03            20,500,000             1.18%             672                672

 3-Apr-03            20,500,000             1.17%             666                666

 4-Apr-03            20,500,000             1.16%             661                661

 5-Apr-03            20,500,000             1.16%             661                661

 6-Apr-03            20,500,000             1.16%             661                661

 7-Apr-03            20,500,000             1.14%             649                649

 8-Apr-03            20,500,000             1.14%             649                649

 9-Apr-03            20,500,000             1.13%             643                643

10-Apr-03            20,500,000             1.13%             643                643

11-Apr-03            20,500,000             1.13%             643                643

12-Apr-03            20,500,000             1.13%             643                643

13-Apr-03            20,500,000             1.13%             643                643

14-Apr-03            20,500,000             1.13%             643                643

15-Apr-03            20,500,000             1.15%             655                655

16-Apr-03            20,500,000             1.14%             649                649

17-Apr-03            20,500,000             1.13%             643                643

18-Apr-03            20,500,000             1.13%             643                643

19-Apr-03            20,500,000             1.13%             643                643

20-Apr-03            20,500,000             1.13%             643                643

21-Apr-03            20,500,000             1.12%             638                638

22-Apr-03            20,500,000             1.12%             638                638

23-Apr-03            20,500,000             1.12%             638                638




24-Apr-03            20,500,000             1.11%             632                632

25-Apr-03            20,500,000             1.11%             632                632

26-Apr-03            20,500,000             1.11%             632                632

27-Apr-03            20,500,000             1.11%             632                632

28-Apr-03            20,500,000             1.11%             632                632

29-Apr-03            20,500,000             1.13%             643                643

30-Apr-03            20,500,000             1.12%             638                638

 1-May-03            20,500,000             1.13%             643                643

 2-May-03            20,500,000             1.12%             638                638

 3-May-03            20,500,000             1.12%             638                638

 4-May-03            20,500,000             1.12%             638                638

 5-May-03            20,500,000             1.10%             626                626

 6-May-03            20,500,000             1.09%             621                621

 7-May-03            20,500,000             1.09%             621                621

 8-May-03            20,500,000             1.10%             626                626

 9-May-03            20,500,000             1.10%             626                626

10-May-03            20,500,000             1.10%             626                626

11-May-03            20,500,000             1.10%             626                626

12-May-03            20,500,000             1.09%             621                621

13-May-03            20,500,000             1.09%             621                621

14-May-03            20,500,000             1.09%             621                621

15-May-03            20,500,000             1.10%             626                626

16-May-03            20,500,000             1.10%             626                626

17-May-03            20,500,000             1.10%             626                626

18-May-03            20,500,000             1.10%             626                626

19-May-03            20,500,000             1.10%             626                626

20-May-03            20,500,000             1.09%             621                621

21-May-03            20,500,000             1.09%             621                621

22-May-03            20,500,000             1.10%             626                626

23-May-03            20,500,000             1.09%             621                621

24-May-03            20,500,000             1.09%             621                621

25-May-03            20,500,000             1.09%             621                621

26-May-03            20,500,000             1.09%             621                621

27-May-03            20,500,000             1.09%             621                621

28-May-03            20,500,000             1.10%             626                626

29-May-03            20,500,000             1.10%             626                626

30-May-03            20,500,000             1.10%             626                626

31-May-03            20,500,000             1.10%             626                626

 1-Jun-03            20,500,000             1.10%             626                626

 2-Jun-03            20,500,000             1.10%             626                626

 3-Jun-03            20,500,000             1.09%             621                621

 4-Jun-03            20,500,000             1.08%             615                615

 5-Jun-03            20,500,000             1.08%             615                615

 6-Jun-03            20,500,000             1.09%             621                621

 7-Jun-03            20,500,000             1.09%             621                621

 8-Jun-03            20,500,000             1.09%             621                621

 9-Jun-03            20,500,000             1.09%             621                621

10-Jun-03            20,500,000             1.09%             621                621




11-Jun-03            20,500,000             1.08%             615                615

12-Jun-03            20,500,000             1.08%             615                615

13-Jun-03            20,500,000             1.09%             621                621

14-Jun-03            20,500,000             1.09%             621                621

15-Jun-03            20,500,000             1.09%             621                621

16-Jun-03            20,500,000             1.08%             615                615

17-Jun-03            20,500,000             1.08%             615                615

18-Jun-03            20,500,000             1.07%             609                609

19-Jun-03            20,500,000             1.07%             609                609

20-Jun-03            20,500,000             1.06%             604                604

21-Jun-03            20,500,000             1.06%             604                604

22-Jun-03            20,500,000             1.06%             604                604

23-Jun-03            20,500,000             1.06%             604                604

24-Jun-03            20,500,000             1.06%             604                604

25-Jun-03            20,500,000             1.05%             598                598

26-Jun-03            20,500,000             1.02%             581                581

27-Jun-03            20,500,000             1.04%             592                592

28-Jun-03            20,500,000             1.04%             592                592

29-Jun-03            20,500,000             1.04%             592                592

30-Jun-03            20,500,000             1.03%             587                587
                                                   -----------------------------------------
Total                                                   $  18,308            $18,308
                                                   =========================================


ComEd invested surplus funds in the Utility Money Pool during the quarter and Genco borrowed such funds. The activity below reflects the interest expense charged Genco and the interest income earned by ComEd during the second quarter of 2003. Interest is based on J.P. Morgan's money market account.



                                          Applied          Genco           ComEd
                          Daily           Interest       Interest        Interest
      Date               Balance            Rate          Expense         Income
--------------------------------------------------------------------------------

 1-Apr-03   $             -                       $           -          $    -

 2-Apr-03                 -                                   -

 3-Apr-03                 -                                   -

 4-Apr-03                 -                                   -

 5-Apr-03                 -                                   -

 6-Apr-03                 -                                   -

 7-Apr-03                 -                                   -

 8-Apr-03          240,000,000             1.23%             8,200           8,200

 9-Apr-03          240,000,000             1.23%             8,200           8,200

10-Apr-03          240,000,000             1.22%             8,133           8,133

11-Apr-03          300,000,000             1.24%            10,333          10,333

12-Apr-03          300,000,000             1.24%            10,333          10,333

13-Apr-03          300,000,000             1.24%            10,333          10,333

14-Apr-03          305,000,000             1.23%            10,421          10,421

15-Apr-03          252,000,000             1.24%             8,680           8,680

16-Apr-03          252,000,000             1.26%             8,820           8,820

17-Apr-03          268,500,000             1.23%             9,174           9,174

18-Apr-03          268,500,000             1.23%             9,174           9,174

19-Apr-03          268,500,000             1.23%             9,174           9,174

20-Apr-03          268,500,000             1.23%             9,174           9,174

21-Apr-03          302,500,000             1.23%            10,335          10,335

22-Apr-03          302,500,000             1.23%            10,335          10,335

23-Apr-03          185,500,000             1.22%             6,286           6,286

24-Apr-03          198,500,000             1.22%             6,727           6,727

25-Apr-03          215,500,000             1.22%             7,303           7,303

26-Apr-03          215,500,000             1.20%             7,183           7,183

27-Apr-03          215,500,000             1.20%             7,183           7,183

28-Apr-03          229,500,000             1.20%             7,650           7,650

29-Apr-03          232,500,000             1.22%             7,879           7,879

30-Apr-03          204,500,000             1.19%             6,760           6,760

 1-May-03          204,500,000             1.24%             7,044           7,044

 2-May-03          225,500,000             1.23%             7,705           7,705

 3-May-03          225,500,000             1.23%             7,705           7,705

 4-May-03          225,500,000             1.23%             7,705           7,705

 5-May-03          240,500,000             1.20%             8,017           8,017

 6-May-03          255,500,000             1.21%             8,588           8,588

 7-May-03          257,500,000             1.20%             8,583           8,583

 8-May-03          263,500,000             1.24%             9,076           9,076

 9-May-03          265,500,000             1.21%             8,924           8,924

10-May-03          265,500,000             1.21%             8,924           8,924

11-May-03          265,500,000             1.21%             8,924           8,924

12-May-03          281,500,000             1.20%             9,383           9,383

13-May-03          288,500,000             1.21%             9,697           9,697

14-May-03          306,000,000             1.20%            10,200          10,200

15-May-03          306,000,000             1.20%            10,200          10,200

16-May-03          306,000,000             1.24%            10,540          10,540

17-May-03          306,000,000             1.24%            10,540          10,540

18-May-03          306,000,000             1.24%            10,540          10,540

19-May-03          321,000,000             1.21%            10,789          10,789

20-May-03          321,000,000             1.20%            10,700          10,700

21-May-03          321,000,000             1.20%            10,700          10,700

22-May-03          340,500,000             1.20%            11,350          11,350

23-May-03          340,500,000             1.17%            11,066          11,066

24-May-03          340,500,000             1.17%            11,066          11,066

25-May-03          340,500,000             1.17%            11,066          11,066

26-May-03          340,500,000             1.17%            11,066          11,066

27-May-03          340,500,000             1.20%            11,350          11,350

28-May-03          341,500,000             1.21%            11,478          11,478

29-May-03          278,500,000             1.21%             9,361           9,361

30-May-03          262,500,000             1.21%             8,823           8,823

31-May-03          262,500,000             1.21%             8,823           8,823

 1-Jun-03          262,500,000             1.21%             8,823           8,823

 2-Jun-03          263,500,000             1.22%             8,930           8,930

 3-Jun-03          281,500,000             1.21%             9,462           9,462

 4-Jun-03          294,500,000             1.21%             9,898           9,898

 5-Jun-03          294,500,000             1.21%             9,898           9,898

 6-Jun-03          296,000,000             1.20%             9,867           9,867

 7-Jun-03          296,000,000             1.20%             9,867           9,867

 8-Jun-03          296,000,000             1.20%             9,867           9,867

 9-Jun-03          251,000,000             1.20%             8,367           8,367

10-Jun-03          259,000,000             1.20%             8,633           8,633

11-Jun-03          263,000,000             1.20%             8,767           8,767

12-Jun-03          273,000,000             1.18%             8,948           8,948

13-Jun-03          295,500,000             1.17%             9,604           9,604

14-Jun-03          295,500,000             1.17%             9,604           9,604

15-Jun-03          295,500,000             1.17%             9,604           9,604

16-Jun-03          225,500,000             1.17%             7,329           7,329

17-Jun-03          235,500,000             1.20%             7,850           7,850

18-Jun-03          247,500,000             1.16%             7,975           7,975

19-Jun-03          247,500,000             1.16%             7,975           7,975

20-Jun-03          284,500,000             1.16%             9,167           9,167

21-Jun-03          284,500,000             1.16%             9,167           9,167

22-Jun-03          284,500,000             1.16%             9,167           9,167

23-Jun-03          188,500,000             1.16%             6,074           6,074

24-Jun-03           70,500,000             1.14%             2,233           2,233

25-Jun-03          100,500,000             1.14%             3,183           3,183

26-Jun-03          109,500,000             1.10%             3,346           3,346

27-Jun-03          114,500,000             1.11%             3,530           3,530

28-Jun-03          114,500,000             1.11%             3,530           3,530

29-Jun-03          114,500,000             1.11%             3,530           3,530

30-Jun-03          164,500,000             1.09%             4,981           4,981
                                                       ------------------------------

     Total                                                $721,918        $721,918
                                                       ==============================


15. Order - The amount and terms of any financings consummated by any Non-Utility Subsidiary that is not exempt under rule 52.

       None.

16. Order - All of the information that would have been provided on a Form U-6B-2 with respect to each security issuance subject thereto that occurred during the applicable quarter.

           See Exhibit B.

17. Order - Future registration statements filed under the Securities Act of 1933 with respect to securities described in the Rule 24 certificate will be filed or incorporated by reference as exhibits to the Rule 24 Certificate.

       None.


18. Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

       See combined Form 10 Q for Exelon Corporation, ComEd, Genco and PECO filed on July 30, 2003.

19. Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

       The consolidated retained earnings analyses of Exelon, ComEd, PECO, Genco, PECO Energy Power Company, Susquehanna Power Company, Susquehanna Electric Company and ComEd of Indiana are attached as Exhibit C.

20. Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

       In the second quarter of 2003, ComEd and Genco entered into forward starting swaps to hedge interest rate exposure associated with future debt issuances. Each of the swaps is designated as a cash flow hedge in that it attempts to minimize the variability of the future interest expense associated with changes in the 3-month LIBOR rate. A table summarizing the forward starting swap transactions that were entered into in the second quarter is below. Each of the transactions will be unwound prior to the associated debt issuance.



     ------------------ ----------------- ----------------- --------------- ---------- ---------------
          Exelon             Trade           Effective         Notional                   Counter-
     ------------------ ----------------- ----------------- --------------- ---------- ---------------
          Entity              Date              Date            Amount        Term         Party
     ------------------ ----------------- ----------------- --------------- ---------- ---------------
     ComEd              04/22/03          09/15/03          $70 million     7-year     JP Morgan
     ------------------ ----------------- ----------------- --------------- ---------- ---------------
     ComEd              04/28/03          09/15/03          $70 million     7-year     Bank One
     ------------------ ----------------- ----------------- --------------- ---------- ---------------
     ComEd              05/09/03          09/15/03          $60 million     7-year     JP Morgan
     ------------------ ----------------- ----------------- --------------- ---------- ---------------
     Genco              06/04/03          10/31/03          $100 million    10-year    JP Morgan
     ------------------ ----------------- ----------------- --------------- ---------- ---------------
     Genco              06/11/03          10/31/03          $100 million    10-year    Citibank
     ------------------ ----------------- ----------------- --------------- ---------- ---------------



21. Order - The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

       On May 9, 2003, PECO formed PECO Energy Capital Trust IV, PECO Energy Capital Trust V, and PECO Energy Capital Trust VI. The purpose of these subsidiaries is to offer and sell from time to time trust preferred securities which will be guaranteed by PECO Energy Company. In June 2003, PECO made a capital contribution of $3.7 million to PECO Energy Capital Trust IV, which then issued $100 million of trust preferred securities (see exhibit B for terms), the proceeds of which were used to redeem $50 million of preferred trust receipts of PECO Energy Capital Trust II and $50 million of 7.48% preferred stock of PECO.


22. Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Genco and Enterprises.

       Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a consolidated balance sheet and income statement for Ventures and Enterprises. See combined Form 10 Q for Genco filed on July 30, 2003.

23. Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

       Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a description of Development Activities and amount expended on Development Activities during the quarter just ended.

24. Order - A narrative description of each investment made during the quarter just ended including:


       a.     Name of the company and its immediate parent.

              See table below.

       b. Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries).

              See table below.

       c.     Type of company and/or its business (e.g., EWG, FUCO, ETC, Rule 58
              Subsidiary,  Non-U.S.  Energy  Related  Subsidiary,   Intermediate
              Subsidiary, Financing Subsidiary).

               See table below.

       d. With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the locations (countries) where it does business.

              None.



--------------- --------------- ---------------- -------------------- ----------- -------------------------------
                                   Company /
                                   Subsidiary
    Immediate     Company /         Type of           Method of
    Parent        Subsidiary        Company           Investment        Amount        Purpose
--------------- --------------- ---------------- -------------------- ----------- -------------------------------
Exelon          Exelon          Rule 58          Revolving credit     $150        Exelon Thermal Technologies,
Thermal         Thermal                          loan                 LIBOR       Inc. loan to .Exelon Thermal
Holdings, Inc.  Technologies,                                         plus 50     Development, Inc.
                Inc.                                                  basis
                                                                      points
--------------- --------------- ---------------- -------------------- ----------- -------------------------------
Exelon          Exelon          Rule 58          Revolving credit     $150        Operating funds
Thermal         Thermal                          loan                 LIBOR
Holdings, Inc.  Development,                                          plus 50
                Inc.                                                  basis
                                                                      points
--------------- --------------- ---------------- -------------------- ----------- -------------------------------
Exelon          Exelon          Rule 58          Revolving credit     $592        Operating funds
Enterprises     Services, Inc.                   loan                 LIBOR
Company, LLC                                                          plus 50
                                                                      basis
                                                                      points
--------------- --------------- ---------------- -------------------- ----------- -------------------------------
Exelon          Exelon Energy   Rule 58          Revolving credit     $24,000     Operating funds
Enterprises     Company                          loan                 LIBOR




Company, LLC                                                          plus 50
                                                                      basis
                                                                      points
--------------- --------------- ---------------- -------------------- ----------- -------------------------------
Exelon          Exelon Energy   Rule 58          Capital              $45,000     Conversion of debt to equity
Enterprises     Company                          contribution
Company, LLC
--------------- --------------- ---------------- -------------------- ----------- -------------------------------
Exelon          Conemaugh       Rule 58          Memberhip interest   $1,730      Provide operating funds
Generation      Fuels, LLC
Company, LLC
--------------- --------------- ---------------- -------------------- ----------- -------------------------------
PECO Energy     PECO Energy     Financing        PECO Energy          $100,000    PECO will use the net
Company         Capital Trust   subsiidiary      Capital Trust IV                 proceeds from the sale of the
                IV                               acquired                         subordinated debentures to
                                                 subordinated                     redeem: (1) $50 million of
                                                 debentures from                  preferred trust receipts of
                                                 PECO                             Energy  Company  PECO  Energy
                                                                                  Capital,  Trust II, and (2)
                                                                                  $50 million of 7.48% preferred stock
                                                                                  of PECO.

--------------- --------------- ---------------- -------------------- ----------- -------------------------------
Exelon          Exelon          Rule 58          Exelon Thermal       $1,625      Tax planning transaction
Enterprises     Thermal                          Holdings, Inc.
Company, LLC    Holdings, Inc                    loan to Edison
                                                 Finance
                                                 Partnership
--------------- --------------- ---------------- -------------------- ----------- -------------------------------


25. Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

       There were no reorganizations during the quarter.

26.    Order - A chart  showing,  as of the end of  such  quarterly  period  and reflecting any reorganization accomplished during the quarter, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.


Exelon
Corporation
Subsidiaries and
Investments

As of June 30, 2003


                                                               Common    Parent     Other
                                                               Shares    Voting    Voting       Type of Business
Notes    Tier Company name                                     Owned     Power      Power        And Authority
-----    -----------------                                     ------    -----     ------    ---------------------
         Exelon Corporation                                                                  Public Utility
                                                                                             Holding Company
           1  Exelon Business Services Company                           1100.00%            Subsidiary Service
                                                                                             Company

           1  Unicom Resources, Inc.*                                100  100.00%              Inactive

    1      1  Unicom Assurance Company, Ltd. *                      100%  100.00%            Approved in Merger
                                                                 General                     Order (Captive
                                                             Partnership                     Insurance Company)
                                                                Interest





 1 and 2   1  Exelon Investment Holdings, LLC*               100% Member  100.00%            Intermediate Company
                                                                Interest                     Holding company for
                                                                                             tax advantaged
                                                                                             transactions - housing

           1  Exelon Ventures Company, LLC                   100% Member  100.00%            Public Utility
                                                                Interest                     Holding Company First
                                                                                             Tier

           2    Exelon Generation Company, LLC               100% Member  100.00%            Public Utility
                                                                Interest                     Holding Company
                                                                                             Second Tier and
                                                                                             Utility Company

           3      Exelon Generation Finance Company, LLC     100% Member  100.00%            Approved in Financing
                                                                Interest                     Order (Financing)

 1 and 3   3      ExTex Retail Services Company, LLC*        100% Member  100.00%            Rule 58 - 5
                                                                Interest

           3      Penesco Company, LLC                       100% Member  100.00%            Rule 58
                                                                Interest

    1      3      Port City Power, LLC *                     100% Member  100.00%            Approved in
                                                                Interest                     Investment Order
                                                                                             (Development Company)
           3      Southeast Chicago Energy Project, LLC      100% Member  100.00%            EWG
                                                                Interest

           3      Concomber Ltd                                     100%  100.00%            Approved in Merger
                                                                 General                     Order (Captive
                                                             Partnership                     Insurance Company)
                                                                Interest

           3      Cenesco Company, LLC                       100% Member  100.00%            Rule 58
                                                                Interest

           3      Exelon Allowance Management Company, LLC   100% Member  100.00%            Rule 58
                                                                Interest

           3      Susquehanna Electric Company                            100.00%            Utility Company
                                                                 1,000
           3      Exelon Power Holdings, LP                  85% Limited   85.00% Genco-LP   Intermediate
                                                             Partnership                     Subsidiary (1)
                                                              Interest

                                                             14% Limited   14.00% Peaker Dev.
                                                             Partnership           Gen.- GP
                                                                Interest

                                                              1% Limited    1.00%  Ventures - LP
                                                             Partnership
                                                                Interest

           4      Keystone Fuels, LLC                             20.99%   20.99%            Rule 58
                                                                  Member
                                                                Interest

           4      Conemaugh Fuels,  LLC                          20.72 %   20.72%            Rule 58
                                                                  Member
                                                                Interest

           4        Exelon (Fossil) Holdings, Inc.                        100.00%            Intermediate holding
                                                                                             company
           5         Sithe Energies, Inc.                                  49.90%            Combo Exempt
                                                                                             Wholesale Generator
                                                                                             and  Rule 58
           3      AmerGen Energy Company, LLC                    50.00 %   50.00%            Exempt Wholesale
                                                                  Member                     Generator
                                                                Interest

    1      4        AmerGen Consolidation, LLC*              100% Member  100.00%            Intermediate company
                                                                Interest

    1      4        AmerGen TMI NQF, LLC*                    100% Member  100.00%            Intermediate company
                                                                Interest

    1      4        AmerGen Oyster Creek NQF, LLC*           100% Member  100.00%            Intermediate company
                                                                Interest

    1      4        AmerGen Clinton NQF, LLC*                100% Member  100.00%            Intermediate company
                                                                Interest

           3      PECO Energy Power Company                               100.00%            Electric Utility
                                                                 984,000                     Company and Public
                                                                                             Utility  Holding
                                                                                             Company
           4        Susquehanna Power Company                             100.00%            Electric Utility
                                                               1,273,000                     Company

    1      5         The Proprietors of the Susquehanna               NA  100.00%            Inactive
                     Canal*

    1      3      Exelon Generation International, Inc. *             NA  100.00%            Intermediate
                                                                                             Subsidiary (1)

           3      Exelon Peaker Development General, LLC     100% Member  100.00%            Intermediate company
                                                                Interest

           3      Exelon Peaker Development Limited, LLC     100% Member  100.00%            Intermediate company
                                                                Interest




           4        ExTex LaPorte Limited Partnership                99%   99.00% Peaker Ltd.  Exempt Wholesale
                                                             Partnership        - LP           Generator
                                                                Interest

                                                                      1%   1.00%  Peaker Gen.
                                                             Partnership        - GP
                                                                Interest

           3      ExTex Marketing, LLC                       100% Member  100.00%                Rule 58
                                                                Interest

           4        ExTex Power, LP                                  99%   99.00% ExTexMarketing Rule 58
                                                             Partnership           - LP
                                                                Interest

                                                                      1%    1.00%  Genco - GP
                                                             Partnership
                                                                Interest

           3      Exelon AOG Holding # 1, Inc.                            100.00%              Intermediate Company

           3      Exelon AOG Holding # 2, Inc.                            100.00%              Intermediate Company

           4        Exelon New England Power Marketing, LP           99%   99.00% AOG # 2, LP  Rule 58
                                                             Partnership
                                                                Interest

                                                                      1%    1.00%  AOG # 1, GP
                                                             Partnership
                                                                Interest

           3      Exelon New England Holdings, LLC           100% Member  100.00%            Intermediate Company
                                                                Interest

           4        Exelon New England Power Services, Inc.               100.00%            Rule 58

           4        Exelon New England Development, LLC      100% Member  100.00%            Development Company
                                                              Interest

           4       Exelon Wyman, LLC                        100% Member   100.00%            Exempt Wholesale
                                                              Interest
                  Generator
    1      4       Exelon Edgar, LLC *                      100% Member   100.00%            Exempt Wholesale
                                                              Interest                       Generator

           4        Exelon Framingham, LLC                   100% Member  100.00%            Exempt Wholesale
                                                                Interest                     Generator

    1      4        Exelon Framingham Development, LLC*      100% Member  100.00%            Development Company
                                                                Interest

           4        Exelon West Medway, LLC                  100% Member  100.00%            Exempt Wholesale
                                                                Interest                     Generator

           4        Exelon West Medway Expansion, LLC        100% Member  100.00%            Development Company
                                                                Interest

           4        Exelon West Medway Development, LLC      100% Member  100.00%              Development Company
                                                                Interest

           4        Exelon Boston Power Services, LLC        100% Member  100.00%              Development Company
                                                                Interest

           4        Exelon New Boston, LLC                   100% Member  100.00%              Exempt Wholesale
                                                                Interest                       Generator

    1      4        Exelon Hamilton, LLC*                    100% Member  100.00%              Rule 58
                                                                Interest

           4        Exelon Boston Generating, LLC            100% Member  100.00%              Intermediate Company
                                                                Interest

           5         Exelon Mystic, LLC                      100% Member  100.00%              Exempt Wholesale
                                                                Interest                       Generator

           5         Exelon Mystic Development, LLC          100% Member  100.00%              Exempt Wholesale
                                                                Interest                       Generator

           5         Exelon ForeRiver Development, LLC       100% Member  100.00%              Exempt Wholesale
                                                                Interest                       Generator

           3      Exelon PowerLabs, LLC                      100% Member  100.00%              Rule 58 (vii)
                                                                Interest

           2    Exelon Enterprises Company, LLC              100% Member  100.00%              Non-Utility Holding
                                                                Interest                       Company Second Tier

           3      Exelon Energy Company                              100  100.00%              Rule 58

           4        AllEnergy Gas & Electric Marketing       100% Member  100.00%              Rule 58
                    Company, LLC                                Interest

 1 and 4   5         AllEnergy Connecticut Company, LLC*     100% Member  100.00%              Rule 58
                                                                Interest

 1 and 5   5         AllEnergy Massachusetts Company, LLC*   100% Member  100.00%              Rule 58
                                                                Interest



 1 and 6   5         AllEnergy New Jersey Company, LLC*      100% Member  100.00%              Rule 58
                                                                Interest

 1 and 7   5         AllEnergy New York Company, LLC*        100% Member  100.00%              Rule 58
                                                                Interest

 1 and 8   5         AllEnergy Rhode Island Company, LLC*    100% Member  100.00%              Rule 58
                                                                Interest

           5         Texas Ohio Gas, Inc.                            100  100.00%              Rule 58

           3      Exelon Enterprises Management, Inc.                     100.00%            Approved in Merger
                                                                                             Order (investments in
                                                                                             Rule 58 and
                                                                                             Telecommunications)

           4        Exelon Capital Partners, Inc.                         100.00%            Approved in Merger
                                                                                             Order (investments in
                                                                                             Rule 58 and
                                                                                             Telecommunications)

           5         ECP Telecommunications Holdings, LLC    100% Member  100.00%            Holds ETCs
                                                                Interest

           6           NEON Communications, Inc.                           10.01%            Approved in Merger
                                                                                             Order (Investment)

           6           Enerwise Global Technologies, Inc.                  17.70%            ETC

           6           Ikimbo, Inc.                                        14.80%            ETC

           6           SoftComp, Inc (PermitsNow)                          15.51%            Inactive

           6           OmniChoice.com, Inc.                                30.00%            ETC

           6           Planalytics, Inc.                                   12.00%            ECP

           6           Everest Broadband Networks                          15.00%            ETC

           6           Energy Trading Company                             100.00%            ETC

           5         Exelon Enterprises Investments, Inc.                 100.00%            Approved in Merger
                                                                                             Order (investments in
                                                                                             Rule 58 and
                                                                                             telecommunications)

           6           Kinetic Venture Fund I, LLC                         22.22%            Merger U-1 Amendment
                                                                                             # 5 (Reserved
                                                                                             Jurisdiction)

           6           Kinetic Venture Fund II, LLC                        14.30%            Merger U-1 Amendment
                                                                                             # 5 (Reserved
                                                                                             Jurisdiction)

           6           UTECH Climate Challenge Fund, L.P.                  24.40%            Approved in Merger
                                                                                             Order (eneragy
                                                                                             related  - venture
                                                                                             capital Rule 58)

           5         Clean Air Partners, Inc.                              13.90%            ETC

           6           EEI Telecommunications Holdings, LLC  100% Member  100.00%            ETC
                                                                Interest

           7             Exelon Communications Holdings, LLC 100% Member  100.00%            ETC
                                                                Interest

           8               PHT Holdings, LLC                 100% Member  100.00%            Held by ETC
                                                               Interest

           9                 PECO Hyperion                           49%   49.00% PHT         Held by ETC
                           Telecommunications                Partnership        Holdings
                                                                Interest

                                                                      1%    1.00%  PECO
                                                             Partnership
                                                                Interest

           8               Exelon Communications Company,    100% Member  100.00%            Held by ETC
                           LLC                                  Interest

           4        CIC Global, LLC                          100% Member   50.00%            Held by ETC
                                                                Interest

           4        Unigrid Energy, LLC                      100% Member   50.00%            Inactive
                                                                Interest

           3      InfraSource, Inc.                                        94.50%            Rule 58
                                                              29,313,134
           4        Trinity Industries, Inc.                             1100.00%            Rule 58

           4        InfraSource Corporate Services, Inc.                 1100.00%            Rule 58

           4        Chowns Communications, Inc.                          1100.00%            Rule 58

           4        VSI Group, Inc.                                  100  100.00%            Rule 58

    1      5         EGW Meter Services, LLC *               100% Member  100.00%            Rule 58
                                                              Interest

           4        Blair Park Services, Inc.                         50  100.00%            Rule 58

           4        Infrasource Integrated Services, Inc.                 100.00%            Rule 58



           5         EIS Engineering, Inc.                                100.00%            Rule 58

    1      6           InfraSource F.S. LLC *                100% Member  100.00%            Rule 58
                                                                Interest

    1      6           InfraSource E.S. LLC *                100% Member  100.00%            Rule 58
                                                                Interest

           4        Electric Services, Inc.                               100.00%            Rule 58
                                                                   1,000
 1 and 9   4        NEWCOSY, Inc.                                      1  100.00%            Rule 58

           4        M.J. Electric, Inc.                                   100.00%            Rule 58
                                                                   1,000

           4        Fischbach and Moore Electric, Inc.                 1  100.00%            Rule 58

    1      4        NEWCOTRA, Inc.*                                    1  100.00%            Rule 58

           5         Fischbach and Moore, Inc.                         1  100.00%            Rule 58

    1      6           Fischbach and Moore Electric                    1  100.00%            Rule 58
                       Contracting, Inc.*

    1      6           T.H. Green Electric Co., Inc.*                  1  100.00%            Rule 58

           4        Sunesys, Inc.                                         100.00%            Rule 58
                                                                   3,000

    1      5         Sunesys of Virginia, Inc. *                      NA  100.00%            Rule 58

           4        MRM Technical Group, Inc.                          1  100.00%            Rule 58

    1      5         InfraSource Underground Construction,   100% Member  100.00%            Rule 58
                     LLC *                                      Interest

           5         Aconite Corporation                               1  100.00%            Rule 58

           5         Gas Distribution Contractors,                     1  100.00%            Rule 58
                     Inc.

           5         Mid-Atlantic Pipeliners, Inc.                     1  100.00%            Rule 58

           5         Mueller Distribution Contractors, Inc.            1  100.00%            Rule 58

           5         Mueller Pipeliners, Inc.                          1  100.00%            Rule 58

           5         Mechanical Specialties Incorporated               1  100.00%            Rule 58

           5         Rand-Bright Corporation                           1  100.00%            Rule 58

           4        Dashiell Holdings Corporation                         100.00%            Rule 58
                                                                 354,200
           5         Dashiell                                             100.00%            Rule 58
                     Corporation                                  35,420
           6           Dacon Corporation                                  100.00%            Rule 58
                                                                 354,200
           4        OSP Consultants, Inc.                          30000  100.00%            Rule 58

    1      5         International Communications Services,            1  100.00%            Rule 58
                     Inc.*
           5         OSP, Inc.                                         1  100.00%            Rule 58

    1      5         OSP Telecom, Inc.*                                1  100.00%            Rule 58

    1      5         OSP Telcomm de Mexico, S.A. de C.V.*             NA  100.00%            Rule 58

                     OSP Servicios S.A. de C.V.*                          100.00%            Rule 58

    1      5         Utility Locate & Mapping Services,                1  100.00%            Rule 58
                     Inc.*
           5         RJE Telecom, Inc.                                 1  100.00%            Rule 58

    1      5         Universal Network Development, Corp.*                 49.00%            Rule 58

    1      4        EIS Investments, LLC*                    100% Member  100.00%            Rule 58
                                                                Interest

    1      5         WCB Services, LLC *                          49.00%   49.00%            Rule 58
                                                                  Member
                                                                Interest

           3      Exelon Services, Inc.                                   100.00%            Rule 58

           4        Exelon Services Federal Group, Inc.                   100.00%            Rule 58

           3      Unicom Power Holdings, LLC                 100% Member  100.00%            Rule 58
                                                                Interest

           3      Unicom Power Marketing, Inc.                       100  100.00%            Rule 58

           3      Adwin Equipment Company                                 100.00%            Rule 58

           3      Exelon Thermal Holdings, Inc.                      100  100.00%            Rule 58

           4        ETT North America, Inc.                           10  100.00%            Rule 58

           5         Northwind Thermal Technologies Canada,Inc.       10  100.00%            Merger Order Reserved
                                                                                             Jurisdiction  ;  Investment
                                                                                             U-1 in  Docket  70-9691
                                                                                            (Rule 58  operating outside
                                                                                             the U.S.)


           6           ETT Canada, Inc.                               10  100.00%            Merger Order Reserved
                                                                                             Jurisdiction ;
                                                                                             Investment U-1 in
                                                                                             Docket 70-9691 (Rule
                                                                                             58 operating outside
                                                                                             the U.S.)



           7               Northwind Windsor                      50% JV   50.00%            Merger Order Reserved
                                                                                             Jurisdiction ;
                                                                                             Investment U-1 in
                                                                                             Docket 70-9691 (Rule
                                                                                             58 operating outside
                                                                                             the U.S.)

           4        ETT Nevada, Inc.                                 100  100.00%              Rule 58

           5         Northwind Aladdin, LLC                   75% Member   75.00%              Rule 58
                                                                Interest

           5         Northwind Las Vegas, LLC                 50% Member   50.00%              Rule 58
                                                                Interest

           4        Northwind Chicago, LLC                   100% Member  100.00%              Rule 58
                                                                Interest

           4        Exelon Thermal Development, Inc.                 100  100.00%              Rule 58

           4        Exelon Thermal Technologies, Inc.                100  100.00%              Rule 58

           4        ETT Boston, Inc.                                 100  100.00%              Rule 58

           5         Northwind Boston, LLC                    25% Member   25.00%              Rule 58
                                                                Interest

           4        ETT Houston, Inc.                                100  100.00%              Rule 58

           4        ETT National Power, Inc.                         100  100.00%              Rule 58

           5         Northwind Midway, LLC                   100% Member  100.00%              Rule 58
                                                                Interest

           1  Unicom Investment, Inc.                                100  100.00%            Approved in Merger
                                                                                             Order (Tax advantaged
                                                                                             transactions)

           2    Scherer Holdings 1, LLC                      100% Member  100.00%            Approved in Merger
                                                                Interest                     Order (Tax advantaged
                                                                                             transactions)

           2    Scherer Holdings 2, LLC                      100% Member  100.00%            Approved in Merger
                                                                Interest                     Order (Tax advantaged
                                                                                             transactions)

           2    Scherer Holdings 3, LLC                      100% Member  100.00%            Approved in Merger
                                                                Interest                     Order (Tax advantaged
                                                                                             transactions)

           2    Spruce Holdings G.P. 2000, LLC               100% Member  100.00%            Approved in Merger
                                                                Interest                     Order (Tax advantaged
                                                                                             transactions)

           2    Spruce Holdings L.P. 2000, LLC               100% Member  100.00%            Approved in Merger
                                                                Interest                     Order (Tax advantaged
                                                                                             transactions)

           3      Spruce Equity Holdings, L.P.                      100%   99.00% Spruce LP  Approved in Merger
                                                             Partnership                     Order (Tax advantaged
                                                                Interest                     transactions)

                                                                      1%    1.00%  Spruce GP
                                                             Partnership
                                                                Interest
           4        Spruce Holdings Trust                     100% Trust  100.00%            Approved in Merger
                                                                Interest                     Order (Tax advantaged
                                                                                             transactions)

           2    Wansley Holdings 1, LLC                      100% Member  100.00%            Approved in Merger
                                                                Interest                     Order (Tax advantaged
                                                                                             transactions)

           2    Wansley Holdings 2, LLC                      100% Member  100.00%            Approved in Merger
                                                                Interest                     Order (Tax advantaged
                                                                                             transactions)

           1  Exelon Energy Delivery Company, LLC            100% Member  100.00%            Public Utility
                                                                Interest                     Holding Company First
                                                                                             Tier

           2    PECO Energy                                               100.00%            Electric and Gas
                Company                                      170,478,507                     Utility Company

           3      East Coast Natural Gas Cooperative, LLP           100%   41.12%              Rule 58
                                                                 Limited
                                                             Partnership
                                                                Interest

    1      3      Horizon Energy Company*                                 100.00%            Inactive
                                                                   1,000

           3      Adwin Realty Company                                    100.00%            Merger Order Reserved
                                                                   1,000                     Jurisdiction (Real Estate) (2)

           4        Ambassador II Joint Venture                       NA   50.00%            Merger Order Reserved
                                                                                             Jurisdiction (Real
                                                                                             Estate) (2)

           4        Bradford Associates                               NA   50.00%            Merger Order Reserved
                                                                                             Jurisdiction (Real
                                                                                             Estate) (2)



           4        Henderson Ambassador Associates                   NA   50.00%            Merger Order Reserved
                                                                                             Jurisdiction (Real
                                                                                             Estate) (2)

           3      PECO Energy Transition Trust                        NA  100.00%            Approved in Merger
                                                                                             Order (Financing)

           3      PECO Energy Capital Corp.                               100.00%            Approved in Merger
                                                                   1,000                     Order (Financing)

           4        PECO Energy Capital Trust II                      NA  100.00%            Approved in Merger
                                                                                             Order (Financing)

           4        PECO Energy Capital Trust III                     NA  100.00%            Approved in Merger
                                                                                             Order (Financing)

   10               PECO Energy Capital Trust IV                      NA  100.00%            Financing

1 and 11            PECO Energy Capital Trust V*                      NA  100.00%            Financing

1 and 12            PECO Energy Capital Trust VI*                     NA  100.00%            Financing

           4        PECO Energy Capital, LP                           NA    3.00%            Approved in Merger
                                                                                             Order (Financing)

           3      ExTel Corporation, LLC                     100% Member  100.00%            Intermediate
                                                                Interest                     Subsidiary (1)

           4        PECO Wireless, LP                                 NA   99.00% PECO       Intermediate
                                                                                             Subsidiary (1)

                                                                            1.00%  ExTel
           5         ATNP Finance Company                            100  100.00%            Approved in Merger
                                                                                             Order (Financing)

           5         PEC Financial Services, LLC             100% Member  100.00%            Approved in Merger
                                                                Interest                     Order (Financing)

           2    Commonwealth Edison                                        99.90% #REF!      Public Utility
                Company                                      127,020,904                     Holding Company,
                                                                                             Second Tier; Electric
                                                                                             Utility Company

           3      Commonwealth Edison Company of Indiana,                 100.00%            Electric Utility
                  Inc.                                           908,084                     Company

           3      ComEd Financing I                                   NA  100.00%            Approved in Merger
                                                                                             Order (Financing)

           3      ComEd Financing II                                  NA  100.00%            Approved in Merger
                                                                                             Order (Financing)

    1      3      ComEd Financing III*                                NA100.00%              Financing
           3      ComEd Funding, LLC                         100% Member100.00%              Approved in Merger
                                                                Interest                     Order (Financing)

           4        ComEd Transitional Funding Trust                  NA100.00%              Approved in Merger
                                                                                             Order (Financing)

           3      Commonwealth Research Corporation                  200100.00%              Rule 58

           3      Edison Development Company                         741100.00%              Approved in Merger
                                                                                             Order (economic and
                                                                                             community development)

           3      Edison Development Canada Inc.                        100.00%              Merger Order reserved
                                                                  15,158                     jurisdiction;
                                                                                             Investment U-1 in
                                                                                             Docket 70-9691
                                                                                             (economic and
                                                                                             community development)

           4        Edison Finance Partnership                        NA100.00%              Merger Order reserved
                                                                                             jurisdiction;
                                                                                             Investment U-1 in
                                                                                             Docket 70-9691
                                                                                             (Financing)

           1  Boston Financial Institutional Tax Credit               NA 10.72%              Approved in Merger
              Fund X                                                                         Order (tax advantaged
                                                                                             transactions -
                                                                                             housing)

           1  Boston Financial Institutional Tax Credit               NA 43.69%              Approved in Merger
              Fund XIV                                                                       Order (tax advantaged
                                                                                             transactions -
                                                                                             housing)

           1  Boston Financial Institutional Tax Credit               NA 14.19%              Approved in Merger
              Fund XIX                                                                       Order (tax advantaged
                                                                                             transactions -
                                                                                             housing)

           1  Boston Financial Institutional Tax Credit               NA 34.54%              Approved in Merger
              Fund XXI                                                                       Order (tax advantaged
                                                                                             transactions -
                                                                                             housing)

           1  Related Corporate Partners XII, L.P.                    NA 36.03%              Approved in Merger
                                                                                             Order (tax advantaged
                                                                                             transactions -
                                                                                             housing)



           1  Related Corporate Partners XIV, L.P.                    NA 15.99%              Approved in Merger
                                                                                             Order (tax advantaged
                                                                                             transactions -
                                                                                             housing)

           1  Summit Corporate Tax Credit Fund II                     NA 33.00%              Approved in Merger
                                                                                             Order (tax advantaged
                                                                                             transactions -
                                                                                             housing)

           1  USA Institutional Tax Credit Fund XXII                  NA 24.49%              Approved in Merger
                                                                                             Order (tax advantaged
                                                                                             transactions -
                                                                                             housing)




Notes
    1    Inactive company.
    2    Exelon Investment Holdings, LLC* formed in Illinois 3/17/2003. Holding company for tax-advantaged transactions (housing) that were approved in the merger order.
    3    ExTex Retail Services Company, LLC*
         Retail provider of electricity to commercial customers in Texas.  dba Exelon Power
         Services
    4    AllEnergy Connecticut Company, LLC*
         Formed in Delaware, 6/13/2003
         Retail marketing of natural gas and energy-related services.
    5    AllEnergy Massachusetts Company, LLC
         Formed in Delaware, 6/13/2003
         Retail marketing of natural gas and energy-related services.
    6    AllEnergy New Jersey Company, LLC
         Formed in Delaware, 6/13/2003
         Retail marketing of natural gas and energy-related services.
    7    AllEnergy New York Company, LLC
         Formed in Delaware, 6/13/2003
         Retail marketing of natural gas and energy-related services.
    8    AllEnergy Rhode Island Company, LLC
         Formed in Delaware, 6/13/2003
         Retail marketing of natural gas and energy-related services.
    9    NEWCOSY, Inc. - Name change from Syracuse Merit Electric, Inc.
   10    PECO Energy Capital Trust IV
         Financing company formed in Delaware 5/9/2003
   11    PECO Energy Capital Trust V*
         Financing company formed in Delaware 5/9/2003
   12    PECO Energy Capital Trust VI*
         Financing company formed in Delaware 5/9/2003







27. Additional information. Exelon Generation Company, LLC issued on June 3, 2003 $17.24 million of Pollution Control Revenue Refunding bonds, variable rate, due June 1, 2027. The proceeds will be to provide for the refunding of $17.24 million aggregate principal amount of Indiana County Industrial Development Authority Pollution Control Revenue Bonds, 1997 Series A.

                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 29, 2003

                                         EXELON CORPORATION

                                         By: /s/ Matthew F. Hilzinger
                                         ---------------------------------------
                                         Vice President and Corporate Controller

                                    Exhibit A
                                    ----------

Glossary of Defined Terms
--------------------------
AmerGen                    AmerGen Energy Company, LLC
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
Exelon                     Exelon Corporation
EWGs                       Exempt wholesale generators
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Genco                      Exelon Generation Company, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust
Sithe                      Sithe Energies, Inc.
ENEH                       Exelon New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company

                               Exhibit B - Item 16
                              --------------------
A.
--
Commonwealth Edison Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Pollution Control Revenue Refunding Bonds

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $40 million.

4.     Rate of interest per annum of each security: Variable interest

5.     Date of issue, renewal or guaranty of each security: May 8, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): May 15, 2017.

8. Name of the person to whom each security was issued, renewed or guaranteed: Various.

9.     Collateral given with each security: First mortgage.

10.    Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the sale of the bonds will be used to redeem $40 million principal amount of the Illinois Industrial Pollution Control Financing Authority's Pollution Control Revenue Bonds, 1977 Series A.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

B.
--
Commonwealth Edison Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.     Type of securities (draft, promissory note): First Mortgage Bonds.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $395 million.

4. Rate of interest per annum of each security: Annual distribution rate of 4.70%.

5.     Date of issue, renewal or guaranty of each security: April 7, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): April 15, 2015.

8. Name of the person to whom each security was issued, renewed or guaranteed: Various.

9.     Collateral given with each security: First mortgage.

10.    Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the sale of the bonds will be used to refinance amounts used to repay the following debt securities upon early redemption: (1) $235.95 million First Mortgage 8-3/8% bonds, series 88, due February 15, 2023; and (2) $160 million First Mortgage 8% bonds, Series A due April 15, 2023.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

C.
--
PECO Energy Capital Trust IV has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.     Type of securities (draft, promissory note): Trust Preferred Securities.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $100 million.

4. Rate of interest per annum of each security: Annual distribution rate of 5.75%.

5.     Date of issue, renewal or guaranty of each security: June 24, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): June 15, 2033.

8. Name of the person to whom each security was issued, renewed or guaranteed: Various.

9. Collateral given with each security: PECO will irrevocably and unconditionally agree to pay in full, to the holders of the securities to the extent not paid by PECO Energy Capital Trust IV.

10.    Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the sale of the securities will be used to purchase subordinated debentures from PECO. PECO will use the net proceeds from the sale of the subordinated debentures to redeem: (1) $50 million of preferred trust receipts of PECO Energy Capital, Trust II, representing an 8% cumulative preferred security, Series C, of PECO Energy Capital L.P; and (2) $50 million of 7.48% preferred stock of PECO.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable. 14. If the security or securities are exempt from the provisions of section 6
       (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

D.
--
PECO Energy Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): First and Refunding Mortgage Bonds.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $450 million.

4.   Rate of interest per annum of each security: 3.50%.

5.   Date of issue, renewal or guaranty of each security: April 28, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): May 1, 2008.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Various.

9.   Collateral given with each security: First mortgage.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The net proceeds from the sale of the bonds will be used to: (1) repay commercial paper that was used to pay at maturity $250 million aggregate principal amount of 6 5/8% first mortgage bonds due March 1, 2003; and (2) to pay at maturity $200 million aggregate principal amount of our 61/2 first mortgage bonds due May 1, 2003.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

E.
--
Exelon Energy Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $24 million.

4.      Rate of interest per annum of each security: LIBOR plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Second quarter, 2003.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Enterprises Company, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: Cash.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

F.
--
Exelon Services, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $2 million.

4.      Rate of interest per annum of each security: Libor plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Second quarter, 2003.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Enterprises Company, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: Cash.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

G.
--
Exelon Thermal Holdings, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $1.625 million.

4.      Rate of interest per annum of each security: 8%.

5. Date of issue, renewal or guaranty of each security: Second quarter, 2003.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Edison Finance Partnership.

9.      Collateral given with each security: None.

10.     Consideration given for each security: Cash.

11.     Application of proceeds for each security: Tax planning.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

                               Exhibit C - Item 19
                              --------------------



                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2003
                                  (In millions)


Beginning Balance                                    $2,254
Net Income                                              372

Dividends:
  Common Stock                                         (151)
                                                       -----
  Ending Balance                                      $2,475
                                                      ======




                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2003
                                  (In millions)


Beginning Balance                                      $447
Net Income                                               88
Dividends:
   Common Stock                                         (76)
   Preferred Stock                                       (2)
Redemption of Preferred Stock                            (2)
                                                        ----
Ending Balance                                          $455
                                                        =====


                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2003
                                  (In millions)


Beginning Balance                                      $652
  Net Income                                            205
  Dividends:
     Common Stock                                       (90)
                                                       -----
Ending Balance                                         $767
                                                       =====


                                Exelon Generation
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2003
                                  (In millions)


Beginning Balance                                      $980
  Net Income                                            142
  Dividends:
     Common Stock                                       (45)
                                                       ----
Ending Balance                                       $1,077
                                                     ======

                            PECO Energy Power Company
                           Retained Earnings Analysis
                       For the Quarter Ended June, 30 2003
                                  (In millions)


Beginning Balance                                       $36
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                        ---
Ending Balance                                          $39
                                                        ===


                            Susquehanna Power Company
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2003
                                  (In millions)


Beginning Balance                                       $35
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                        ---
Ending Balance                                          $38
                                                        ===


                          Susquehanna Electric Company
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2003
                                  (In millions)


Beginning Balance                                     $ (11)
  Net Income (Loss)                                      16
  Dividends:
     Common Stock                                         0
                                                         ---
Ending Balance                                           $5
                                                         ===

                                ComEd of Indiana
                           Retained Earnings Analysis
                       For the Quarter Ended June 30, 2003
                                  (In millions)


Beginning Balance                                     $   2
  Net Income                                              0
  Dividends:
     Common Stock                                         0
                                                         ---
Ending Balance                                           $2
                                                         ===